

June 29, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Corgi ETF Trust I
        Issuer CIK: 0002078265
        Issuer File Number: 333-289838/811-24117
        Form Type: 8-A12B
        Filing Date: June 29, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Corgi ACHR 2x Daily ETF, Corgi ARM 2x Daily ETF, Corgi ASML 2x Daily ETF, Corgi AVGO 2x Daily ETF, Corgi BE 2x Daily ETF, Corgi CIFR 2x Daily ETF, Corgi EOSE 2x Daily ETF, Corgi GLXY 2x Daily ETF, Corgi GME 2x Daily ETF, Corgi IONQ 2x Daily ETF, Corgi AAPL 2x Daily ETF, Corgi ORCL 2x Daily ETF, Corgi RKLB 2x Daily ETF, Corgi SMCI 2x Daily ETF and Corgi Quantum Computing 2x Daily ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications